January 22, 2025

Tamala McComic
Chief Financial Officer
Mexco Energy Corporation
415 West Wall Street, Suite 475
Midland, Texas 79701

       Re: Mexco Energy Corporation
           Form 10-K for the Fiscal Year ended March 31, 2024
           Filed June 27, 2024
           File No. 001-31785
Dear Tamala McComic:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year ended March 31, 2024
Oil and Natural Gas Property Development, page 24

1. We note your disclosures on pages 24 and 25 indicating that during 2024, you expended $2 million for new participations in 52 wells, $450 thousand for completions of 21 wells that had been drilled the year before, and about $1.8 million for acquisitions of royalty interests in various producing wells.

       Please reconcile the $4.3 million indicated by these disclosures to the $3.3 million in costs incurred for oil and gas properties reported on pages F-7 and F-13.

2. We note your disclosure on page 26 indicating that you entered into two 3-year Term
       Assignments of leasehold interests covering certain acres in Texas and New Mexico during December 2023, for which you received about $1 million.

       Please expand the disclosures in the notes to your financial statements to include the accounting policy applied to Term Assignments generally, and to provide details
 January 22, 2025
Page 2

       sufficient to understand the impact of these specific assignments on the individual line items reflecting these transactions during 2024.

Management's Discussion and Analysis, page 23
Results of Operations
Fiscal 2024 Compared to Fiscal 2023, page 25

3. Please discuss and analyze the reasons for the increase in Other income in 2024 compared to 2023 to comply with Item 303(b)(2)(i) of Regulation S-K.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lily Dang at 202-551-3867 or Gus Rodriguez at 202-551-3752 if you
have questions regarding comments on the financial statements and related matters.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation